UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 (Mark one)
FORM 20-F
Special Report

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

For the transition period from __________ to ___________

Commission file number   333-155579-99

China Cord Blood Corporation
________________________________
(Exact name of the Registrant as specified in its charter)

Cayman Islands
_____________________________
(Jurisdiction of incorporation or organization)

48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.
___________________________
(Address of principal executive offices)

Albert Chen, +852 3605 8180, albert.chen@chinacordbloodcorp.com, 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

UNITS, EACH CONSISTING OF ONE ORDINARY SHARE, $0.0001 PAR VALUE, AND TWO WARRANTS
ORDINARY SHARES, $0.0001 PAR VALUE
WARRANTS TO PURCHASE ONE ORDINARY SHARE, $0.0001 PAR VALUE

On August 25 , 2009, the registrant had 59,286,506 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes	☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

☐ Yes	☐ No

EXPLANATORY NOTE

The Registrant is filing this report on Form 20-F as a special report pursuant to Rule 15d-2 under the Securities Exchange Act of 1934, as amended. The Registrant’s registration statement on Form S-4 (Registration No. 333-155579), declared effective by the Securities and Exchange Commission on June 17, 2009, did not contain certified financial statements for the fiscal year ended March 31, 2009 for the predecessor of the Registrant for financial reporting purposes. In accordance with Rule 15d-2, this special report is filed under cover of Form 20-F and contains only financial statements for the fiscal year ended March 31, 2009 for the predecessor of the Registrant for financial reporting purposes.

1

TABLE OF CONTENTS

		Page
	PART III

Item 17	Financial Statements	3

Item 18.	Financial Statements	3

Signatures		4

2

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CHINA CORD BLOOD SERVICES CORPORATION

3

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this  special report on its behalf.

CHINA CORD BLOOD CORPORATION

By: /s/ Ting Zheng Name: Ting Zheng Title: Chief Executive Officer Date: August 26, 2009

4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
China Cord Blood Services Corporation

We have audited the accompanying consolidated balance sheets of China Cord Blood Services Corporation (the “Company”) and subsidiaries (collectively the “Group”) as of March 31, 2008 and 2009, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2009, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Cord Blood Services Corporation and subsidiaries as of March 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(k) to the consolidated financial statements, the Company established vendor-specific objective evidence of fair value for the undelivered cord blood storage services during the year ended March 31, 2008, and began to account for cord blood processing services and storage services as two separate units of accounting under the provisions of Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables during that year.

The accompanying consolidated financial statements as of and for the year ended March 31, 2009 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(b) to the consolidated financial statements.

/s/ KPMG

Hong Kong, China
August 25, 2009

CHINA CORD BLOOD SERVICES CORPORATION

CONSOLIDATED BALANCE SHEETS
As of March 31, 2008 and 2009

			March 31,
	Note		2008	2009	2009
			RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents			228,786,970	161,405,557	23,621,823
Accounts receivable, less allowance for doubtful accounts; (March 31, 2008: RMB1,239,239; March 31, 2009: RMB6,169,621 (US$902,929))	3		23,334,221	49,763,264	7,282,891
Inventories	4		7,422,423	6,500,630	951,372
Prepaid expenses and other receivables	5		7,823,939	7,978,176	1,167,612
Deferred tax assets	18		1,006,111	1,846,406	270,223
Total current assets			268,373,664	227,494,033	33,293,921
Property, plant and equipment, net	6		201,246,144	236,740,317	34,647,123
Non-current prepayments	7		15,727,824	27,183,663	3,978,349
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2008: RMB318,000; March 31, 2009: RMB2,222,550 (US$325,272))	3		25,383,000	91,760,839	13,429,267
Inventories	4		25,963,087	26,068,435	3,815,135
Intangible asset, net	8		28,238,991	27,268,023	3,990,695
Available-for-sale equity securities	9		37,810,603	26,242,403	3,840,595
Structured deposit	10		33,571,998	—	—
Deferred offering and reverse recapitalization costs	11		7,776,388	33,633,324	4,922,262
Total assets			644,091,699	696,391,037	101,917,347

LIABILITIES

Current liabilities
Accounts payable			3,695,845	5,128,190	750,514
Accrued expenses and other payables	12		11,925,846	19,269,379	2,820,088
Deferred revenue	13		14,758,030	18,350,563	2,685,619
Income tax payable			1,992,360	4,320,945	632,374
Total current liabilities			32,372,081	47,069,077	6,888,595
Deferred revenue	13		72,178,558	74,231,572	10,863,846
Other non-current liabilities			13,722,533	13,550,883	1,983,182
Deferred tax liabilities	18		4,847,660	4,016,644	587,839
Total liabilities			123,120,832	138,868,176	20,323,462
Commitments and contingencies	25
Minority interests			1,530,749	5,404,172	790,905
Redeemable ordinary shares – US$0.01 par value, 40,898,000 shares issued and outstanding as of March 31, 2008 and 2009 (redemption value of US$49,267,977 as of March 31, 2008 and redemption value of US$51,088,745 as of March 31, 2009)	14		361,681,667	386,576,646	56,575,780

Shareholders’ equity
Ordinary shares – US$0.01 par value, 1,000,000,000 authorized, 121,000,000 shares issued and outstanding as of March 31, 2008 and 2009	15	(a)	9,578,663	9,578,663	1,401,844
Additional paid-in capital			131,200,508	131,200,508	19,201,291
Accumulated other comprehensive loss			(31,303,031)	(19,319,035)	(2,827,355)
Retained earnings			48,282,311	44,081,907	6,451,420
Total shareholders’ equity			157,758,451	165,542,043	24,227,200
Total liabilities, minority interests, redeemable ordinary shares and shareholders’ equity			644,091,699	696,391,037	101,917,347

See accompanying notes to the consolidated financial statements.

CHINA CORD BLOOD SERVICES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME
For the years ended March 31, 2007, 2008 and 2009

		Year ended March 31,
	Note	2007	2008	2009	2009
		RMB	RMB	RMB	US$

Revenues	16	12,721,628	233,081,230	194,536,631	28,470,582
Direct costs(a)	17	(7,634,545)	(60,735,358)	(49,170,216)	(7,196,098)
Gross profit		5,087,083	172,345,872	145,366,415	21,274,484
Operating expenses
Research and development		(1,500,000)	—	—	—
Sales and marketing	17	(11,697,797)	(26,580,131)	(28,868,297)	(4,224,897)
General and administrative(a)	17	(8,926,872)	(20,362,843)	(31,301,202)	(4,580,954)
Total operating expenses		(22,124,669)	(46,942,974)	(60,169,499)	(8,805,851)
Operating (loss)/income		(17,037,586)	125,402,898	85,196,916	12,468,633
Other income/(expense), net
Interest income		2,793,262	7,414,371	3,638,036	532,429
Exchange gain/(loss)		1,121,562	(2,864,939)	(350,933)	(51,359)
Write-off of deferred offering costs	11	—	—	(9,473,161)	(1,386,404)
Impairment loss on available-for-sale equity securities	9	—	—	(37,426,048)	(5,477,330)
Others		184,637	5,749,596	713,545	104,428
Total other income/(expense), net		4,099,461	10,299,028	(42,898,561)	(6,278,236)

(Loss)/income before income tax and minority interests		(12,938,125)	135,701,926	42,298,355	6,190,397
Income tax benefit/(expense)	18	3,360,603	(17,807,566)	(17,854,161)	(2,612,970)
(Loss)/income before minority interests		(9,577,522)	117,894,360	24,444,194	3,577,427
Minority interests		—	(884,128)	(3,749,619)	(548,760)
Net (loss)/income		(9,577,522)	117,010,232	20,694,575	3,028,667
Other comprehensive (loss)/income
Net unrealized loss in available-for-sale equity securities, net of nil tax:
– Net unrealized loss arising during the year		—	(10,561,906)	(21,782,651)	(3,187,907)
– Re-classification adjustment for loss recognized in net income		—	—	37,426,048	5,477,330
		—	(10,561,906)	15,643,397	2,289,423
Foreign currency translation adjustments, net of nil tax		(2,886,061)	(17,856,811)	(3,659,401)	(535,556)
		(2,886,061)	(28,418,717)	11,983,996	1,753,867
Total comprehensive (loss)/income		(12,463,583)	88,591,515	32,678,571	4,782,534
Net (loss)/income per share:	20
Attributable to ordinary shares
– Basic		(0.11)	0.57	(0.03)	(0.00)
– Diluted		(0.11)	0.55	(0.03)	(0.00)
Attributable to redeemable ordinary shares
– Basic		0.38	1.24	0.58	0.09
– Diluted		0.38	1.22	0.58	0.09

(a)  Includes the following expenses resulting from transactions with related parties (see note 21):

	Year ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Direct costs
– rental expenses	(1,670,400)	(1,670,400)	(1,670,400)	(244,464)
General and administrative expenses
– rental expenses	(417,600)	(417,600)	(417,600)	(61,116)

See accompanying notes to the consolidated financial statements.

CHINA CORD BLOOD SERVICES CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended March 31, 2007, 2008 and 2009

						Accumulated	(Accumulated
			Ordinary share capital		Additional	other	losses)/	Total
			No. of		paid-in	comprehensive	retained	shareholders’
	Note		shares	Amount	capital	income/(loss)	earnings	equity
				RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2006			100	828	39,281,355	1,747	(28,867,650)	10,416,280
Net loss			—	—	—	—	(9,577,522)	(9,577,522)
Net effect of foreign currency translation adjustment, net of nil tax			—	—	—	(2,886,061)	—	(2,886,061)
Conversion of loans to shares	15	(a)	21	166	95,567,031	—	—	95,567,197
Stock split in the form of a dividend	15	(a)	1,209,879	9,577,669	(9,577,669)	—	—	—
Accretion to redeemable ordinary shares redemption value	14		—	—	—	—	(4,278,000)	(4,278,000)
Share-based compensation expenses, net of nil tax	19		—	—	2,739,000	—	—	2,739,000

Balance as of March 31, 2007			1,210,000	9,578,663	128,009,717	(2,884,314)	(42,723,172)	91,980,894
Net income			—	—	—	—	117,010,232	117,010,232
Net effect of foreign currency translation adjustment, net of nil tax			—	—	—	(17,856,811)	—	(17,856,811)
Net unrealized loss in available-for-sale equity securities, net of nil tax	9		—	—	—	(10,561,906)	—	(10,561,906)
Accretion to redeemable ordinary shares redemption value	14		—	—	—	—	(26,004,749)	(26,004,749)
Share-based compensation expenses, net of nil tax	19		—	—	3,190,791	—	—	3,190,791
Effect of reorganization	15	(a)	119,790,000	—	—	—	—	—

Balance as of March 31, 2008			121,000,000	9,578,663	131,200,508	(31,303,031)	48,282,311	157,758,451
Net income			—	—	—	—	20,694,575	20,694,575
Net effect of foreign currency translation adjustment, net of nil tax			—	—	—	(3,659,401)	—	(3,659,401)
Net unrealized loss in available-for-sale equity securities, net of nil tax:
– Net unrealized loss arising during the year	9		—	—	—	(21,782,651)	—	(21,782,651)
– Reclassification adjustment for loss recognized in net income	9		—	—	—	37,426,048	—	37,426,048
Accretion to redeemable ordinary shares redemption value	14		—	—	—	—	(24,894,979)	(24,894,979)

Balance as of March 31, 2009			121,000,000	9,578,663	131,200,508	(19,319,035)	44,081,907	165,542,043

Balance as of March 31, 2009 – US$				1,401,844	19,201,291	(2,827,355)	6,451,420	24,227,200

See accompanying notes to the consolidated financial statements.

CHINA CORD BLOOD SERVICES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended March 31, 2007, 2008 and 2009

			Year ended March 31,
	Note		2007	2008	2009	2009
			RMB	RMB	RMB	US$
Cash flow from operating activities
Net (loss)/income			(9,577,522)	117,010,232	20,694,575	3,028,667
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
– Loss on disposal of property, plant and equipment			97,278	269,852	52,339	7,660
– Depreciation of property, plant and equipment	17		3,217,579	4,659,989	7,575,491	1,108,679
– Amortization of intangible asset	8		—	890,054	970,968	142,102
– Deferred income taxes	18		(5,024,382)	10,648,696	(1,671,311)	(244,598)
– Gain on structured deposit	10		—	(5,742,388)	(355,010)	(51,956)
– Equity-settled share-based compensation expenses	19		2,739,000	3,190,791	—	—
– Provision for doubtful accounts	3		148,407	1,188,827	6,834,932	1,000,297
– Impairment loss on available-for-sale equity securities	9		—	—	37,426,048	5,477,330
– Minority interests			—	884,128	3,749,619	548,760
– Write-off of deferred offering costs	11		—	—	9,473,161	1,386,404
Changes in operating assets and liabilities:
– Non-current prepayments			—	(14,442,981)	2,135,791	312,575
– Trading securities			726,480	—	—	—
– Accounts receivable			(3,500,405)	(42,297,368)	(99,641,814)	(14,582,655)
– Inventories			(1,480,017)	(5,874,556)	816,445	119,487
– Prepaid expenses and other receivables			(1,929,658)	(5,621,909)	(249,336)	(36,491)
– Accounts payable			51,662	2,480,084	1,432,345	209,625
– Accrued expenses and other payables			500,335	5,712,659	7,004,579	1,025,125
– Deferred cord blood processing costs			(13,772,199)	27,074,340	—	—
– Deferred revenue			70,382,105	(43,635,260)	5,645,547	826,230
– Other non-current liabilities			1,230,141	10,597,655	(171,650)	(25,121)
– Income tax payable			121,573	1,870,787	2,328,585	340,790
Net cash provided by operating activities			43,930,377	68,863,632	4,051,304	592,910
Cash flow from investing activities
Purchase of property, plant and equipment			(2,082,632)	(77,495,913)	(43,155,932)	(6,315,903)
Deposit for acquisition of property, plant and equipment	7		(32,410,700)	(1,284,843)	(13,415,407)	(1,963,355)
Proceeds from disposal of property, plant and equipment			40,074,000	115,149	34,014	4,978
Cash acquired from purchase of subsidiary			—	519,164	—	—
Loan to potential investee			(1,981,284)	(834,266)	—	—
Purchase of structured deposit	10		—	(30,173,520)	—	—
Investment in available-for-sale equity securities	9		—	(53,698,536)	(11,172,432)	(1,635,094)
Deposit for acquisition of subsidiary			(30,949,284)	—	—	—
Proceeds from redemption of structured deposit	10		—	—	33,264,941	4,868,349
Net cash used in investing activities			(27,349,900)	(162,852,765)	(34,444,816)	(5,041,025)
Cash flow from financing activities
Net proceeds from issuance of redeemable ordinary shares	14		154,907,455	176,491,463	—	—
Payment of deferred offering and reverse recapitalization costs			—	(4,352,621)	(35,276,075)	(5,162,680)
Repayment to related parties			(9,961,962)	(136,814)	—	—
Net cash provided by/(used in) financing activities			144,945,493	172,002,028	(35,276,075)	(5,162,680)
Effect of foreign currency exchange rate change on cash			(5,122,507)	(10,222,521)	(1,711,826)	(250,525)
Net increase/(decrease) in cash and cash equivalents			156,403,463	67,790,374	(67,381,413)	(9,861,320)
Cash and cash equivalents:
At beginning of year			4,593,133	160,996,596	228,786,970	33,483,143
At end of year			160,996,596	228,786,970	161,405,557	23,621,823

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes			1,542,206	5,288,083	17,196,887	2,516,777

Non-cash transaction:
Conversion of loan from a related party to ordinary shares	15	(a)	95,567,197	—	—	—

See accompanying notes to the consolidated financial statements.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Principal activities, reorganization and basis of presentation

(a)	Principal activities

China Cord Blood Services Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in its cord blood banks in the People’s Republic of China (“PRC”). As of March 31, 2009, the Group operates two cord blood banks in the Beijing municipality and Guangdong Province, the PRC.

The Group provides cord blood testing, processing and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.

The operation of cord blood banks in the PRC is regulated by certain laws and regulations. Cord blood bank operators in the PRC are required to possess a Blood Station Operation License. The licensing process for a cord blood bank is stringent and lengthy. The Ministry of Health of the PRC and the local Departments of Health have granted Blood Station Operation Licenses to cord blood banks that provide cord blood banking services. Cord blood banks collecting cord blood units from donors and providing matching cord blood units to the public without a duly obtained Blood Station Operation License face the risk of being shut down by the government. Only six cord blood banking licenses have been issued by the authorities as of March 31, 2009, of which the Company holds two. Due to the lack of a consistent and well-developed regulatory framework, operation in the cord blood banking industry in the PRC involves significant ambiguities, uncertainties and risks. The industry is highly regulated and any unilateral changes in regulations by the authorities may have a significant adverse impact on the Group’s results of operations.

(b)	Reorganization

The Company was incorporated in the Cayman Islands in January 2008 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was incorporated as part of the reorganization of China Stem Cells Holdings Limited (“CSC Holdings”).

In January 2005, a shareholder of Beijing Jiachenhong Biological Technologies Co., Limited (“Beijing Jiachenhong”) established CSC Holdings, a company incorporated in the Cayman Islands under the Cayman Islands Companies Law as an exempted company with limited liability. In March 2005, in consideration of the issuance of ordinary shares by CSC Holdings to the equity holders of Beijing Jiachenhong in proportion to each of their beneficial interest in Beijing Jiachenhong, the entire equity interest in Beijing Jiachenhong was acquired by CSC Holdings. Upon completion of these activities (the “Share Transfer”), Beijing Jiachenhong became a wholly-owned subsidiary of CSC Holdings. The proportionate ownership of CSC Holdings immediately after and Beijing Jiachenhong before the Share Transfer is substantially the same.

Further, a shareholder of CSC Holdings incorporated the Company in January 2008. On February 21, 2008, in consideration of the Company’s issuance of 100 ordinary shares to the shareholders of CSC Holdings for every one ordinary share of CSC Holdings, and the issuance of 100 redeemable ordinary shares to the holders of such shares for every redeemable ordinary share of CSC Holdings, the entire equity interest in CSC Holdings was acquired by the Company. Upon completion of these activities (the “Reorganization”), CSC Holdings and Beijing Jiachenhong became wholly-owned subsidiaries of the Company. The proportionate ownership of the Company immediately after and CSC Holdings before the Reorganization is substantially the same.

Beijing Jiachenhong was established under the laws of the PRC in June 2001 as a domestic limited liability company. It became a Sino-Foreign Investment Enterprise in September 2003 and became a Wholly Foreign Owned Enterprise (“WFOE”) in March 2005. Beijing Jiachenhong is engaged in the provision of umbilical cord blood storage and ancillary services in the Beijing municipality.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Principal activities, reorganization and basis of presentation – (continued)

In May 2007, China Stem Cells (South) Company Limited, a 90% subsidiary of the Group, acquired the entire equity interest of Guangzhou Municipality Tianhe Nuoya Bio-engineering Co. Ltd (“Guangzhou Nuoya”), for consideration of RMB30,949,284. Guangzhou Nuoya was established under the laws of the PRC in June 1997 as a domestic limited liability company. It became a WFOE in May 2007. Guangzhou Nuoya has been granted the right to operate cord blood banks in Guangdong Province, the PRC.

(c)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“US GAAP”). This basis of accounting differs in certain material respects from that used for the preparation of the statutory books of the Company’s consolidated subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable in the place of domicile of the respective entities in the Group. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the statutory books of account of the Company’s consolidated subsidiaries to present them in conformity with US GAAP.

As the Reorganization was completed for the sole purpose of establishing the legal structure of the Group, and as the shareholders’ proportionate equity interests in the Company upon consummation of the Reorganization were substantially identical to their proportionate equity interests in CSC Holdings just prior to the consummation of the Reorganization, the Reorganization has been accounted for in a manner similar to a pooling-of-interests. Accordingly, the accompanying consolidated financial statements include the assets and liabilities of CSC Holdings at their historical carrying amounts. In addition, the accompanying consolidated financial statements present the results of the Group as if CSC Holdings was transferred to the Company as of the beginning of the earliest period presented.

Similarly, as the shareholders’ proportionate equity interests in CSC Holdings upon consummation of the Share Transfer were substantially identical to their proportionate equity interests in Beijing Jiachenhong just prior to the consummation of the Share Transfer, the Share Transfer has been accounted for in a manner similar to a pooling-of-interests. Accordingly, the accompanying consolidated financial statements include the assets and liabilities of Beijing Jiachenhong at their historical carrying amounts. In addition, the accompanying consolidated financial statements present the results of the Group as if Beijing Jiachenhong was transferred to CSC Holdings as of the beginning of the earliest period presented.

2	Summary of significant accounting policies

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Foreign currency transactions

The functional currency of Beijing Jiachenhong and Guangzhou Nuoya is Renminbi (“RMB”) and that of the Company is Hong Kong dollars (“HK$”). The reporting currency of the Company is RMB.

Transactions of Beijing Jiachenhong and Guangzhou Nuoya denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations.

Transactions of the Company denominated in currencies other than HK$ are translated into HK$ at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into HK$ using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies – (continued)

Assets and liabilities of the Company are translated into RMB using the exchange rate at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the year. The gains and losses resulting from translation of financial statements of the Company are recorded as a separate component of accumulated other comprehensive income within shareholders’ equity.

Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate of the U.S. dollar against the RMB was adjusted from approximately RMB8.28 per U.S. dollar on July 20, 2005 to RMB8.11 per U.S. dollar on July 21, 2005. The exchange rate has continued to fluctuate since the initial adjustment.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

For the convenience of the readers, the March 31, 2009 amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.8329, being the spot exchange rate of U.S. dollars in effect on March 31, 2009 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2009 or at any other date.

(c)	Use of estimates

The preparation of the consolidated financial statements, in accordance with US GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These include the establishment of vendor-specific objective evidence of the fair value of the undelivered deliverables in revenue arrangements with multiple deliverables, and the estimation of direct costs of the provision of donated cord blood for transplantation and research. Other significant items subject to estimates and assumptions include the carrying amount of property, plant and equipment, intangible asset and investment securities; valuation allowances for receivables, inventories and deferred income tax assets; valuation of share-based compensation; and the recovery of deferred reverse recapitalization costs based on the amount of net proceeds to be obtained from the proposed reverse recapitalization (Note 11). The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less. None of the Group’s cash is restricted as to withdrawal. Cash and cash equivalents of the Group are mainly maintained in the PRC and are concentrated in a few currencies. As of March 31, 2008 and 2009, cash and cash equivalents maintained in the PRC amounted to RMB147,413,690 and RMB100,516,365 (US$14,710,645), respectively. A majority of the Group’s cash and cash equivalents are denominated in U.S. dollars, Renminbi and Hong Kong dollars as follows:

	March 31,
	2008	2009

U.S. dollars	11,859,489	32,465
Renminbi	141,612,080	100,286,751
Hong Kong dollars	3,653,414	68,301,819

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies – (continued)

(e)	Investment securities

Management determines the appropriate classification of its investment securities at the time of purchase and reevaluates such designations at each reporting date.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

A decline in the market value of any available-for-sale security that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Dividend and interest income are recognized in other income when earned.

(f)	Accounts receivable

Accounts receivable represent amounts due from subscribers for cord blood processing and storage services, which are recognized in accordance with the Company’s revenue recognition policies (Note 2(k)). Installments receivable from subscribers which are due for repayment in over one year under deferred payment options are classified as non-current accounts receivable. Accounts receivable are stated net of allowance for doubtful accounts.

The allowance for doubtful accounts is the Group’s best estimate of the amount of estimated losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowances for doubtful accounts monthly. Outstanding account balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group’s PRC subsidiaries are required to comply with local tax requirements on the write-offs of doubtful accounts, which allow for such write-offs only when the related account balances are aged over three years and sufficient evidence is available to prove the debtor’s inability to make payments. For financial reporting purposes, the Group’s PRC subsidiaries generally record write-offs of doubtful accounts at the same time the local tax requirements for the write-offs are met. As a result, there are generally time lags between the time when a provision for doubtful accounts is recorded and the time the doubtful accounts are written off against the related allowance. The Group does not have any off-balance-sheet credit exposure related to its customers.

(g)	Inventories

The Group collects, tests, freezes and stores donated umbilical cord blood for future transplantation or research purposes in return for a fee. Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories, stated at the lower of cost or market on a weighted-average basis, and recognized as direct costs when revenue is recognized upon shipment of the donated cord blood units. Cost comprises direct materials, direct labor and an allocation of production overheads. Such inventories are not expected to be realized within 12 months from the balance sheet date and are classified as non-current assets.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies – (continued)

(h)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

Depreciation on property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Leasehold improvements	Shorter of the lease term or estimated useful lives
Machineries	5 – 10 years
Motor vehicles	5 years
Furniture, fixtures and equipment	5 years

No depreciation is provided in respect of construction-in-progress.

Interest expense incurred related to the construction of property, plant and equipment is capitalized. The capitalization of interest expense as part of the cost of a qualifying asset commences when expenditures for the asset have been made, activities that are necessary to get the asset ready for its intended use are in progress and interest cost is being incurred. The capitalization period ends when the asset is substantially complete and ready for its intended use.

The Company did not incur any interest costs for the years ended March 31, 2007, 2008 and 2009.

Depreciation of property, plant and equipment attributable to the processing of donated umbilical cord blood for future transplantation is capitalized as part of inventory, and expensed to direct costs upon shipment of the donated cord blood units.

(i)	Intangible asset

The Group acquired an operating right of cord blood bank in the Guangdong province, the PRC, through the acquisition of Guangzhou Nuoya. The operating right is stated at the estimated fair value on the date of acquisition determined using the excess earnings approach with a discount rate of 20%, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful life of the operating right of 30 years.

Given the environment in which the Group currently operates, it is reasonably possible that the estimated economic useful life of the asset or the Group’s estimate that it will recover its carrying amount from future operations could change in the future.

(j)	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible asset with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Fair value is measured by the asset’s discounted cash flows or market value, if readily determinable.

(k)	Revenue recognition

The Group receives fees for collecting, testing, freezing and storing of cord blood units. Once the cord blood units are collected, tested, screened and successfully meet all of the required attributes, the Company freezes the units and stores them in a cryogenic freezer. Under cord blood processing and storage agreements signed with subscribers, the Group charges separate processing fees and storage fees to subscribers and such agreements typically provide for a storage period of eighteen years represented by successive one-year renewal periods.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies – (continued)

When evaluating multiple element arrangements, being cord blood processing services and storage services, the Group considers whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 requires the following criteria to be met for an element to represent a separate unit of accounting:

(i)	The delivered items have value to a customer on a standalone basis;

(ii)	There is objective and reliable evidence of the fair value of the undelivered items; and

(iii)	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is probable and within the control of the vendor.

Prior to September 2007, the Group did not offer comparable storage services on a standalone basis, and no such service was offered by third parties in the Company’s markets. Further, pursuant to the cord blood processing and storage agreement, subscribers who terminated the agreement prior to the end of the contract period of eighteen years were charged a penalty based on a certain percentage of the storage fees for the remaining unexpired contract term. Therefore, the annual contract renewal fee was not considered to be substantive. As a result, the Group could not establish vendor-specific objective evidence of the fair value of the “undelivered” storage services and the Group recognized revenues from cord blood processing and storage as a single unit of accounting in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements. Accordingly, the Group recognized processing and storage revenues on a straight-line basis over the eighteen-year contract period. The Group typically charges an initial processing fee which covers collection, testing and freezing of cord blood units. Unearned portions were recognized as deferred revenue in the consolidated balance sheet.

On September 25, 2007, the Group modified all the existing cord blood storage agreements to waive the penalty chargeable to subscribers for early termination. The Group believes the modification, which results in an annual election by the subscriber to renew the contract for storage services, represent a substantive renewal option which establishes vendor-specific objective evidence of fair value of the “undelivered” storage services. The Group has also commenced the provision of standalone cord blood storage services for cord blood units transferred from other cord blood banks. The annual storage fee charged under such contracts is the same as the renewal fee that the Group offers to its existing subscribers. As the cord blood processing services have value to subscribers on a standalone basis, the criteria for processing services to represent a separate unit of accounting under EITF 00-21 are met. From September 25, 2007 onwards, processing fees are no longer deferred unless received prior to the completion of cord blood collection and testing services. Upon successful completion of such services and that the cord blood unit meets all the required attributes for storage, the Group recognizes processing fees as revenue. Total service fees that the Company charges for the processing of cord blood units and the first year’s storage services are allocated between processing fees and storage fees based on their relative fair value. For agreements signed with subscribers prior to September 25, 2007, deferred revenue of RMB136,509,809 in the consolidated balance sheet is recognized as revenue in September 2007.

The Group offers its subscribers three payment options:

(1)
Payment of the processing fee of RMB5,000 upon delivery of the cord blood unit to the Group’s premises for processing and the annual storage fee of RMB500 in advance at the beginning of each one-year renewal period;

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies – (continued)

(2)	Payment of the processing fee of RMB5,000 upon delivery of the cord blood unit to the Group’s premises for processing and prepayment of storage fees for multiple periods; and

(3)
Payment of the processing fee by installment over a period of 18 years and the annual storage fee of RMB500 in advance at the beginning of each one-year renewal period. The installment option includes an initial processing fee payment of RMB1,100 upon delivery of the cord blood unit to the Group’s premises for processing and an incremental annual payment of RMB300 for a period of 17 years, representing a surcharge of RMB1,200 to the total amount of processing fees payable under payment options (1) and (2).

Under payment options (1) and (3), cord blood storage fees for subsequent one-year renewal periods are recognized as revenue ratably over the annual storage period.

Under payment option (3), installments due for payment beyond one year are classified as non-current accounts receivable. The incremental processing fee of RMB1,200 payable by customers under the installment plan is recognized as interest income using the effective interest method.

For contracts signed prior to December 31, 2007 under payment option (2), the customer was granted a discount for storage fees. The prepaid storage fees for subsequent one-year renewal periods are recognized as deferred revenue in the consolidated balance sheet and are recognized as revenues on a straight-line basis over the remaining contract period. This payment option has been suspended for contracts signed since January 1, 2008. Starting from February 1, 2009, the customer can choose to prepay 18 years of storage fees but without any discount, together with the one-time processing fee of RMB5,000.

The Group also stores umbilical cord blood donated by the public, and charges a matching fee when a cord blood unit is delivered to patients in need of transplants or for research purposes. The matching fee represents consideration for successful identification and retrieval of a matching cord blood unit suitable for transplantation or research purposes. The Group recognizes the matching fee when the cord blood unit is delivered and risk of loss is transferred to the recipient. The Group estimates the average number of cord blood units out of which one unit of cord blood will be matched over the period during which the cord blood units will remain active. Cost of that number of cord blood units is charged as direct cost upon the delivery of a cord blood unit for transplantation or research purposes.

In the PRC, business tax at a general rate of 5% on the invoice amount is collected on behalf of tax authorities in respect of the services rendered. Revenue is stated net of business tax.

(l)	Deferred cord blood processing costs

Deferred cord blood processing costs are the incremental costs that are directly associated with the provision of cord blood processing services. Deferred costs mainly consist of cord blood collection fees, direct materials and direct labor. Deferred costs are amortized to the consolidated statements of operations over the same period during which the processing revenue is recognized. Amortization of deferred costs for the years ended March 31, 2007 and 2008 amounted to RMB1,200,788 and RMB1,119,750, respectively. Upon the establishment of vendor-specific objective evidence of fair value of the undelivered storage services in September 2007, deferred costs of RMB37,164,911 related to previously deferred processing fees were recognized in the consolidated statement of operations.

(m)	Research and development costs

Research and development costs consist of research expenses on the use of cord blood stem cells in different medical treatments and cost of acquired in-process research and development, and are expensed as incurred. For the three-year period ended March 31, 2009, the Company’s research and development efforts have consisted entirely of payments made to acquire in-process research and development (Note 25(c)).

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies – (continued)

(n)	Retirement and other postretirement benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to the consolidated statements of operations as and when the related employee service is provided.

(o)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

On April 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations. The initial adoption of FIN 48 did not have any impact on the Group’s consolidated financial position or results of operations.

(p)	Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs included in sales and marketing expenses amounted to RMB3,028,485, RMB4,978,262 and RMB6,439,742 (US$942,461) for the years ended March 31, 2007, 2008 and 2009, respectively.

(q)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any product liability claim since operations commenced, the Group has not recognized a liability for product liability claims.

(r)	Earnings per share

Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and redeemable ordinary shares based on participating rights in undistributed earnings. Increases in the carrying amount of redeemable ordinary shares are reflected as earnings to holders of redeemable ordinary shares. For the purpose of calculating earnings per share, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if the Share Transfer and the Reorganization as described in Note 1(b) and the stock split as described in Note 15(a) had occurred at the beginning of the earliest period presented and such shares had been outstanding for all periods.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies – (continued)

Diluted net income/(loss) per share is calculated by dividing net income/(loss) by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year.

(s)	Share option plan

Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), Share-Based Payments, requires that all share-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award. Compensation expense is recognized based on the estimated grant date fair value using the Black-Scholes option-pricing model. Compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the same as the vesting period.

(t)	Segment reporting

The Group has one operating segment, as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(u)	Recently issued accounting standards

(i)	SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective for the fiscal year beginning after December 15, 2008. Upon initial adoption, the Group will retroactively reclassify minority interests in the consolidated balance sheet within equity, separately from the equity attributable to the shareholders of the Company. Net income or loss and comprehensive income or loss shall also be attributed to the shareholders of the Company and the noncontrolling interest.

(ii)	SFAS No. 141 (Revised)

In December 2007, the FASB issued SFAS No. 141 (Revised), Business Combinations. SFAS No. 141 (Revised) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. In April 2009, the FASB issued FASB Staff Position (“FSP”) FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, which amends and clarifies SFAS No. 141 (Revised) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008 and will be applied to business combinations occurring after the effective date.

(iii)	FSP FAS 142-3

In April 2008, the FASB issued FSP FAS No. 142-3, Determination of the Useful Life of Intangible Assets. FSP FAS No. 142-3 amends the guidance in SFAS No. 142 about estimating the useful lives of recognized intangible assets, and requires additional disclosure related to renewing or extending the terms of recognized intangible assets. In estimating the useful life of a recognized intangible asset, the FSP requires companies to consider their historical experience in renewing or extending similar arrangements together with the asset’s intended use, regardless of whether the arrangements have explicit renewal or extension provisions. In the absence of historical experience, companies should consider the assumptions market participants would use about renewal or extension consistent with the highest and best use of the asset. However, market participant assumptions should be adjusted for entity-specific factors. FSP FAS No. 142-3 is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Management does not expect adoption of FSP FAS No. 142-3 to have a material impact on the Group’s consolidated financial statements.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Accounts receivable, net

Accounts receivable consist of the following:

	March 31,
	2008	2009	2009
	RMB	RMB	US$
Accounts receivable	50,274,460	149,916,274	21,940,359
Less: Allowance for doubtful accounts	(1,557,239)	(8,392,171)	(1,228,201)
	48,717,221	141,524,103	20,712,158
Representing:

Current portion:
– processing fees	20,642,740	42,591,958	6,233,365
– storage fees	2,286,481	5,991,306	876,833
– others	405,000	1,180,000	172,693
	23,334,221	49,763,264	7,282,891
Non-current portion:
– processing fees	25,383,000	91,760,839	13,429,267
	48,717,221	141,524,103	20,712,158

The Group offers payment terms to its customers under which they are allowed to make deferred payment of cord blood processing fees in annual installments over eighteen years or earlier in the event that storage services are not renewed. Installments due for payment beyond one year are classified as non-current accounts receivable. Any incremental fees paid by customers under the installment plan are recognized as interest income using the effective interest method.

Non-current accounts receivable as of March 31, 2009 are due for payment as follows:

	March 31, 2009
	RMB	US$
Fiscal year ending March 31,
2011	8,355,300	1,222,804
2012	8,355,300	1,222,804
2013	8,355,300	1,222,804
2014	8,355,300	1,222,804
2015 and thereafter	58,339,639	8,538,051
	91,760,839	13,429,267

An analysis of the allowance for doubtful accounts is as follows:

	Year ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Balance at beginning of year	220,005	368,412	1,557,239	227,904
Charged to income	148,407	1,188,827	6,834,932	1,000,297
Balance at end of year	368,412	1,557,239	8,392,171	1,228,201

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	Inventories

Inventories consist of the following:

	March 31,
	2008	2009	2009
	RMB	RMB	US$
Consumables and supplies	7,422,423	6,500,630	951,372
Donated umbilical cord blood processing costs	25,963,087	26,068,435	3,815,135
	33,385,510	32,569,065	4,766,507

Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories. Management assesses the recoverability of such inventories with reference to future projections of matching fees, number of donated cord blood units of the Group, demand for cord blood units for transplantation and research purposes, and the probability of finding a match in light of the number of units held. Based on such assessments, the management considers that the cord blood processing costs capitalized are recoverable and no provision for inventories has been made as of March 31, 2008 and 2009.

5	Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	March 31,
	2008	2009	2009
	RMB	RMB	US$
Prepaid expenses	6,517,595	7,316,429	1,070,765
Interest receivable	27,299	—	—
Other receivables	1,279,045	661,747	96,847
	7,823,939	7,978,176	1,167,612

6	Property, plant and equipment, net

Property, plant and equipment consist of the following:

	March 31,
	2008	2009	2009
	RMB	RMB	US$
Leasehold improvements	15,242,138	42,528,509	6,224,080
Machineries	30,104,758	39,999,394	5,853,941
Motor vehicles	2,171,091	3,207,788	469,462
Furniture, fixtures and equipment	6,160,394	8,541,377	1,250,037
Construction-in-progress	160,850,713	163,310,694	23,900,642
	214,529,094	257,587,762	37,698,162
Less: Accumulated depreciation	(13,282,950)	(20,847,445)	(3,051,039)
	201,246,144	236,740,317	34,647,123

Leasehold improvements are depreciated over the shorter of the term of the related lease and 10 years.

Construction-in-progress represents capital expenditure in respect of the construction of cord blood storage facilities.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	Non-current prepayments

Included in non-current prepayments as of March 31, 2008 are prepaid property rentals of RMB14,442,981 and deposits for purchases of plant and equipment of RMB1,284,843.

Included in non-current prepayments as of March 31, 2009 are prepaid property rentals of RMB12,483,413 (US$1,826,957) and deposits for purchases of plant and equipment of RMB14,700,250 (US$2,151,392).

8	Intangible asset, net

	March 31,
	2008	2009	2009
	RMB	RMB	US$
Cord blood bank operating right	29,129,045	29,129,045	4,263,057
Less: Accumulated amortization	(890,054)	(1,861,022)	(272,362)
	28,238,991	27,268,023	3,990,695

Intangible asset represents the cord blood bank operating right in the Guangdong province, the PRC, acquired through the acquisition of Guangzhou Nuoya in May 2007. Amortization expenses are recognized on a straight-line basis over the estimated useful life of 30 years. Amortization of operating right was RMB890,054 and RMB970,968 (US$142,102) for the years ended March 31, 2008 and 2009, respectively.

Estimated amortization expenses for the next five years are:

	March 31, 2009
	RMB	US$
Fiscal year ending March 31,
2010	970,968	142,102
2011	970,968	142,102
2012	970,968	142,102
2013	970,968	142,102
2014 and thereafter	23,384,151	3,422,287
Total amortization	27,268,023	3,990,695

9	Available-for-sale equity securities

	March 31,
	2008	2009	2009
	RMB	RMB	US$
Listed equity securities, at market	37,810,603	26,242,403	3,840,595

On July 5, 2007, the Group acquired 11,730,000 ordinary shares of CordLife Limited at a total cost of RMB53,698,536. CordLife Limited is a provider of cord blood banking services with operations in Singapore, Australia, Hong Kong, India, Indonesia, the Philippines and Thailand, and is listed on the Australian Stock Exchange Limited.

During the year ended March 31, 2009, the Group acquired an additional 5,795,000 ordinary shares of CordLife Limited at a total cost of RMB11,172,432 (US$1,635,094), satisfied in cash. The acquisition of additional ordinary shares led to an increase in the Company’s equity interest in CordLife Limited from 12.9% as of March 31, 2008 to 18.9% as of March 31, 2009.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	Available-for-sale equity securities – (continued)

The market value of the Group’s investment in CordLife Limited declined during the year ended March 31, 2008, resulting in an unrealized holding loss of RMB10,561,906 as of March 31, 2008, which was not considered other-than-temporary and recognized in accumulated other comprehensive loss.

The market value of the Group’s investment in CordLife Limited had further declined during the nine months ended December 31, 2008, resulting in an additional unrealized holding loss of RMB26,864,142 (US$3,931,587). The Group assesses whether impairment losses are other-than-temporary quarterly. Having considered the significance of the accumulated decline in the fair value of the ordinary shares of CordLife Limited, the period of time during which market value of the shares had been below cost, and the current market conditions, the management considers that the impairment loss on the investment up to December 31, 2008 was no longer not other-than-temporary. As a result, accumulated impairment loss amounting to RMB37,426,048 (US$5,477,330) has been recognized in earnings during the nine months ended December 31, 2008 and the market value as of December 31, 2008 formed a new cost basis of the Company’s investment in CordLife Limited. Subsequent to December 31, 2008, there was an increase in the market value of the ordinary shares of CordLife Limited, resulting in unrealized holding gain recognized in accumulated other comprehensive income as of March 31, 2009 of RMB5,081,491 (US$743,680).

10	Structured deposit

On September 14, 2007, the Group acquired a structured deposit issued by a financial institution which has a two-year term and carries interest based on changes in an interest rate index which varies inversely with changes in market interest rates. The interest that the deposit carries, which is payable upon the maturity of the structured deposit, has positive correlation with the interest rate index and will be nil should the interest rate index fall below a certain level on the maturity date. The embedded derivative could at least double the deposit’s initial rate of return and could also result in a rate of return that is at least twice what otherwise would be the market return for such a deposit, and is therefore considered not closely related to the host deposit. The structured deposit is stated at fair value with remeasurements to fair value recognized as other income/(expense). Fair value is measured as the sum of the value of a zero coupon bond and a call option on the interest rate index. The structured deposit was redeemed on November 24, 2008. Gain of RMB5,742,388 and RMB355,010 (US$51,956) has been credited to income for the years ended March 31, 2008 and 2009, respectively.

11	Deferred offering and reverse recapitalization costs

On November 3, 2008, the Company and its shareholders executed a share exchange agreement with Pantheon China Acquisition Corp. (“Pantheon”), a company listed on the OTC Bulletin Board. Pursuant to the share exchange agreement, shareholders holding 100% and 76% of the Company’s ordinary shares and redeemable ordinary shares (collectively the “Selling Shareholders”), respectively, agreed to sell their entire equity interests in the Company to Pantheon for a consideration of US$328,790,000 in the form of 54,345,104 shares of common stock of Pantheon (valued at US$6.05 per share of common stock) (“the Share Exchange”).

The Share Exchange was approved at Pantheon’s special meeting of stockholders held on June 29, 2009, and was completed on June 30, 2009. Upon completion of the Share Exchange, Pantheon was renamed China Cord Blood Corporation (“CCBC”).

The 54,345,104 shares of common stock of CCBC held by the Selling Shareholders represent 91.7% of the outstanding shares of CCBC upon completion of the Share Exchange. CCBC does not have any assets with operating substance except cash and the Share Exchange has been accounted for as a capital transaction, with the Company being the accounting acquirer, on June 30, 2009. Reverse recapitalization costs on the balance sheet as of March 31, 2009 represent reverse recapitalization costs incurred in connection with the Share Exchange up to March 31, 2009. As of March 31, 2009, net proceeds from the Share Exchange were expected to exceed reverse recapitalization costs incurred.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	Deferred offering and reverse recapitalization costs – (continued)

On June 23, 2009, Pantheon entered into Stock Purchase Agreements with two of its stockholders. Pursuant to such agreements, Pantheon has agreed to purchase an aggregate of 4,547,399 shares of its common stock after the closing of the Share Exchange, for an aggregate purchase price of US$27,238,920. The selling stockholders (i) agreed that they would not exercise their conversion rights in connection with the stockholder approval of the Share Exchange, and (ii) granted Pantheon’s representatives such stockholders’ irrevocable proxy in voting for the Share Exchange.

Mainly as a result of the purchase of shares as noted above, liabilities of Pantheon turned out to exceed its assets by about RMB4,722,148 (US$691,090) and the Company assumed such net liabilities in connection with the reverse recapitalization. After adjusting for refunds from counterparties under contingent fee arrangements and additional costs incurred up to the completion of the Share Exchange, total accumulated costs incurred by the Company for the reverse recapitalization amounted to RMB16,844,182 (US$2,465,159) as of June 30, 2009. During the three-month period ended June 30, 2009, reverse recapitalization costs incurred and net liabilities of Pantheon assumed by the Company as a result of the Share Exchange, totalling RMB21,566,330 (US$3,156,249), were charged to income.

The share exchange agreement was entered into pursuant to the Company’s decision to seek alternative ways to achieve the listing of its shares instead of through an initial public offering. As a result, deferred offering costs previously incurred in connection with the proposed initial public offering of RMB9,473,161 (US$1,386,404) have been charged to income during the year ended March 31, 2009.

12	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	March 31,
	2008	2009	2009
	RMB	RMB	US$
Insurance premiums received on behalf of insurance company	896,931	3,552,985	519,982
Stamp duty, business tax and individual income tax payable	977,831	1,280,024	187,332
Accrued salaries, bonus and welfare expenses	2,739,552	2,904,883	425,131
Accrued consultancy and professional fees	1,777,457	4,131,923	604,710
Accrued deferred offering and reverse recapitalization costs	3,423,767	3,582,762	524,340
Other payables	2,110,308	3,816,802	558,593
	11,925,846	19,269,379	2,820,088

The Group has an agreement with an insurance company under which the Group is granted the authority to receive insurance premiums on behalf of the insurance company from customers who store umbilical cord blood in the Group’s cord blood bank and are enrolled to the insurance scheme offered by the insurance company. The Group does not assume any credit risk in respect of the insurance premiums and has no obligations to its customers in respect of the insurance policies.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Deferred revenue

(a)	Deferred revenue consists of the following:

	March 31,
	2008	2009	2009
	RMB	RMB	US$
Prepayments by subscribers prior to completion of cord blood processing services	2,644,884	3,404,842	498,302
Unearned processing and storage fees	84,291,704	89,177,293	13,051,163
	86,936,588	92,582,135	13,549,465

(b)	An analysis of the unearned processing and storage fees is as follows:

	Year ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Balance at beginning of year	58,622,782	128,306,387	84,291,704	12,336,154
Deferred revenue arising from new subscribers	82,124,983	188,350,763	33,172,320	4,854,794
Credited to income	(12,441,378)	(95,855,637)	(28,286,731)	(4,139,785)
Write-back of deferred revenue (Note 16)	—	(136,509,809)	—	—
Balance at end of year	128,306,387	84,291,704	89,177,293	13,051,163

(c)	Deferred revenue written back in the year ended March 31, 2008 relates to cord blood storage agreements executed in the following periods:

RMB
Fiscal year ended March 31,
2004 and before	4,406,974
2005	11,193,583
2006	27,042,107
2007	53,960,009
2008	39,907,136
136,509,809

14	Redeemable ordinary shares

On November 9, 2006 and May 15, 2007, Subscription Agreements were entered into between CSC Holdings and subscribers, pursuant to which CSC Holdings issued new redeemable ordinary shares to the subscribers. Details of the redeemable ordinary shares issued are as follows:

Date of issuance	November 22, 2006			May 15, 2007

Number of redeemable ordinary shares		242,000		166,980
Subscription price per share	US$	82.65	US$	137.74
Net proceeds received
– RMB		154,907,455		176,491,463
– US$		19,568,361		22,933,960

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	Redeemable ordinary shares – (continued)

Under the terms of the Subscription Agreements, holders of the redeemable ordinary shares have the right to require CSC Holdings to redeem the shares if a “qualified IPO” has not occurred. For redeemable ordinary shares issued on November 22, 2006, a qualified IPO is defined as an initial public offering of CSC Holdings’ shares on a recognized stock exchange within 24 months from the date of share issuance that values CSC Holdings at no less than US$240,000,000 immediately prior to the initial public offering. For the redeemable shares issued on May 15, 2007, a qualified IPO is defined as an initial public offering of CSC Holdings’ shares on a recognized stock exchange within 20 months from the date of share issuance that values CSC Holdings at no less than US$400,000,000 immediately prior to the initial public offering. In the event of a redemption under this right, CSC Holdings shall redeem the shares at a redemption price equal to the original issue price of the shares, plus an amount which would have accrued on the original issue price at an uncompounded annual rate of 8% from the date of issuance up to and including the date on which such redemption price is paid.

Upon the consummation of the Reorganization, the Company acquired all the redeemable ordinary shares of CSC Holdings by the issuance of 100 redeemable ordinary shares of the Company for every redeemable ordinary share of CSC Holdings held by the shareholders, with their redemption rights substantively unchanged. As a result, the Company had a total of 40,898,000 redeemable ordinary shares outstanding as of March 31, 2009.

Pursuant to the Share Exchange (Note 11), Selling Shareholders who hold redeemable ordinary shares of the Company have waived their redemption rights with respect to the redeemable ordinary shares, on condition that the Share Exchange was completed by June 30, 2009. Such a waiver effectively deferred the earliest date of redemption of the redeemable ordinary shares to June 30, 2009, and the Company continued to provide for the accretion to the redemption value after November 3, 2008. The accretion to the redemption value (net of related foreign exchange credits for the years ended March 31, 2007, 2008 and 2009 of RMB836,780, RMB1,180,940 and RMB3,248,187 (US$475,375), respectively) is reflected as a charge against retained earnings as follows:

	Year ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Redeemable ordinary shares issued on:
– November 22, 2006	4,278,000	13,591,310	11,993,841	1,755,308
– May 15, 2007	—	12,413,439	12,901,138	1,888,091
Total accretion to redemption value	4,278,000	26,004,749	24,894,979	3,643,399

Upon completion of the Share Exchange on June 30, 2009, Selling Shareholders who held redeemable ordinary shares of the Company exchanged such redeemable shares for ordinary shares of CCBC, which carry no redemption rights.

15	Shareholders’ equity

(a)	Share capital

Prior to the Share Transfer, the contributed capital of Beijing Jiachenhong was RMB38,957,558.

On January 12, 2005, CSC Holdings issued 1 ordinary share at par value of US$1 upon incorporation. In connection with the Share Transfer described in Note 1(b), on March 30, 2005, CSC Holdings issued 99 ordinary shares at par on a pro-rata basis to the shareholders of Beijing Jiachenhong as consideration for the acquisition of Beijing Jiachenhong. The excess of the contributed capital of Beijing Jiachenhong over the nominal value of ordinary shares issued, of RMB38,956,738 has been credited to additional paid-in capital.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	Shareholders’ equity – (continued)

Pursuant to an ordinary resolution passed on August 28, 2006, the authorized share capital of CSC Holdings was increased to 10,000,000 ordinary shares of US$1 each. On August 28, 2006, the majority shareholder of CSC Holdings assigned a loan due from Beijing Jiachenhong of RMB95,567,197 to CSC Holdings in exchange for CSC Holdings issuing 21 new ordinary shares to the shareholder. The excess of the loan assigned over the nominal value of ordinary shares issued of RMB166, of RMB95,567,031 was capitalized as additional paid-in capital.

On the same day and after the loan assignment, CSC Holdings announced a stock split in the form of a dividend on the basis of 9,999 new ordinary shares for every then existing ordinary share. The nominal value of new ordinary shares issued of RMB9,577,669 was charged against additional paid-in capital.

In connection with the Reorganization described in Note 1(b), on February 21, 2008, the Company issued 121,000,000 ordinary shares at par on a pro-rata basis to the shareholders of CSC Holdings as consideration for the acquisition of CSC Holdings.

(b)	Statutory reserves

According to PRC rules and regulations and their Articles of Association, Beijing Jiachenhong and Guangzhou Nuoya are required to transfer 10% of net income, as determined in accordance with the relevant financial regulations applicable to Wholly Foreign Owned Enterprises as established by the Ministry of Finance of the PRC (“PRC GAAP”), to a statutory surplus reserve until the reserve balance reaches 50% of their respective registered capital. The transfer to this reserve must be made before distribution of dividends to equity holders can be made.

The statutory surplus reserve is non-distributable but can be used to make good previous years’ losses, if any, and may be converted into issued capital in proportion to the respective equity holding of the equity holders, provided that the balance of the reserve after such conversion is not less than 25% of the registered capital.

Transfers of RMB1,561,570, RMB4,369,328 and RMB4,053,864 (US$593,286) have been made to the statutory surplus reserve by Beijing Jiachenhong and Guangzhou Nuoya for the years ended March 31, 2007, 2008 and 2009, respectively. Accumulated statutory surplus reserve as of March 31, 2008 and 2009 amounted to RMB6,738,413 and RMB10,792,277 (US$1,579,458), respectively.

16	Revenues

The Group’s revenues are primarily derived from the provision of umbilical cord blood storage and ancillary services.

In view of the fact that the Group operates and manages its business solely in the PRC and services were predominately provided to customers located in the PRC, no geographical segment information is provided.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16	Revenues – (continued)

The Group’s revenues can be analyzed as follows:

	Year ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cord blood processing fees	4,570,179	79,030,724	164,773,832	24,114,773
Cord blood storage fees	7,871,199	16,824,913	28,286,731	4,139,785
Write-back of deferred cord blood processing revenue (Note 13)	—	136,509,809	—	—
Fee derived from the provision of donated cord blood for transplantation and research	280,250	715,784	1,476,068	216,024
	12,721,628	233,081,230	194,536,631	28,470,582

17	Depreciation

Depreciation of property, plant and equipment is included in the following captions:

	Year ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Direct costs	2,760,498	3,932,929	6,175,191	903,744
Sales and marketing	145,556	142,616	158,579	23,208
General and administrative	311,525	584,444	1,241,721	181,727
	3,217,579	4,659,989	7,575,491	1,108,679

18	Income tax

(a)	Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Company and its subsidiaries that are incorporated in the Cayman Islands and the British Virgin Islands are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies, no Cayman Islands or British Virgin Islands withholding tax will be imposed.

(b)	Hong Kong

The Company’s subsidiaries that are incorporated or operated in Hong Kong are subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. No provision was made for Hong Kong Profits Tax as they did not earn income subject to Hong Kong Profits Tax for the years ended March 31, 2007, 2008 and 2009.

(c)	The PRC

Prior to January 1, 2008, PRC entities were generally subject to PRC enterprise income tax at 33%, consisting of 30% state tax and 3% local tax. Beijing Jiachenhong, being a foreign invested production-oriented enterprise registered in the Beijing Economic and Technology Development Zone, was entitled to a preferential income tax rate of 15% and was granted a full exemption from income tax for two years followed by a 50% reduction of income tax for three years starting from its first profit-making year (“the Tax Holiday”). Beijing Jiachenhong started its Tax Holiday on January 1, 2004.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	Income tax – (continued)

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“the new tax law”), which unified the income tax rate to 25% for all entities. The new tax law was effective on January 1, 2008. In connection with the new tax law, the State Council released Implementation Rules to the Corporate Income Tax Law on December 6, 2007 and Notice on the Implementation Rules of the Grandfathering Relief under the Corporate Income Tax Law, Guafa (2007) No. 39 on December 26, 2007, and the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly promulgated Notice on Issues Concerning the Implementation of the State Council’s Transitional Preferential Policies, Caishui (2008) No. 21 on February 4, 2008 (“the implementation rules”). The new tax law and the implementation rules provide a five-year transition period from January 1, 2008 for those enterprises which were established before March 16, 2007 and which were entitled to a preferential tax rate under the then effective tax laws or regulations, as well as grandfathering the Tax Holidays. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for calendar years 2008, 2009, 2010, 2011 and 2012 onwards, respectively. In addition, entities that qualify as “High and New Technology Enterprises” (“HNTE”) under the new tax law are entitled to a preferential income tax rate of 15%. However, the new recognition criteria and procedures for “HNTE” under the new tax law were not issued until April 14, 2008. In January 2009, Beijing Jiachenhong was granted the HNTE certificate, which was dated December 24, 2008. The certificate was valid for a period of three years effective retroactively from January 1, 2008.

Based on the above, Beijing Jiachenhong and Guangzhou Nuoya are subject to the following tax rates:

-
As of March 31, 2008, Beijing Jiachenhong was subject to tax at 7.5% from April 1 to December 31, 2007 and at 9%, 20%, 22%, 24% and 25% for calendar years 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

-
As of March 31, 2009, Beijing Jiachenhong was subject to tax at 9% from April 1 to December 31, 2008, at 15% for calendar years 2009 and 2010, and at 24% and 25% for calendar years 2011 and 2012 onwards, respectively.

-	Guangzhou Nuoya was subject to income tax at 33% prior to January 1, 2008 and at 25% from January 1, 2008 onwards.

The new tax law and the implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax under Notice on Certain Preferential Corporate Income Tax Policies, Caishui (2008) No. 1, issued jointly by the MOF and the SAT on February 22, 2008. The Company has not provided for income taxes on accumulated earnings of Beijing Jiachenhong and Guangzhou Nuoya as of March 31, 2009 since these earnings are intended to be reinvested indefinitely in the PRC. As of March 31, 2009, the unremitted earnings from Beijing Jiachenhong and Guangzhou Nuoya that may be subject to the withholding tax amounted to RMB83,141,924 (US$12,167,882) and related unrecognized deferred tax liability was RMB8,314,192 (US$1,216,788).

Income tax (benefit)/expense represents PRC income tax (benefit)/expense as follows:

	Year ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Current tax expense	1,663,779	7,158,870	19,525,472	2,857,568
Deferred tax (benefit)/expense	(5,024,382)	10,648,696	(1,671,311)	(244,598)
	(3,360,603)	17,807,566	17,854,161	2,612,970

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	Income tax – (continued)

(Loss)/income before income tax expense arose from the following tax jurisdictions:

	Year ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
The PRC	(7,645,531)	135,898,240	97,932,428	14,332,485
Hong Kong	(5,292,594)	(196,314)	(55,634,073)	(8,142,088)
(Loss)/income before income tax expense	(12,938,125)	135,701,926	42,298,355	6,190,397

Income tax (benefit)/expense reported in the consolidated statements of operations and comprehensive income differs from the amount computed by applying the statutory PRC income tax rate applicable to Beijing Jiachenhong of 15% for the year ended March 31, 2007 and 25% thereafter, for the following reasons:

	Year ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
(Loss)/income before income tax expense	(12,938,125)	135,701,926	42,298,355	6,190,397
Computed “expected” tax (benefit)/ expense	(1,940,719)	33,925,482	10,574,589	1,547,599
Non-PRC entities not subject to income tax	467,729	(370,668)	13,908,518	2,035,522
Effect of change in tax rates	—	(170,075)	101,537	14,860
Tax rate differential	—	(11,235,696)	(3,508,394)	(513,456)
Income tax holiday	(1,910,857)	(4,394,730)	(3,443,822)	(504,005)
Others	23,244	53,253	221,733	32,450
Actual income tax (benefit)/expense	(3,360,603)	17,807,566	17,854,161	2,612,970

The effect of tax holiday increased the Group’s net income by RMB1,910,857, RMB4,394,730 and RMB3,443,822 (US$504,005) for the years ended March 31, 2007, 2008 and 2009, respectively. Consequently, the effect of the tax holiday also increased the Group’s basic and diluted earnings per share for such periods as follows:

	Year ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Basic net income per share
– attributable to ordinary shares	0.02	0.03	0.02	0.00
– attributable to redeemable ordinary shares	0.01	0.03	0.02	0.00
Diluted net income per share
– attributable to ordinary shares	0.02	0.03	0.02	0.00
– attributable to redeemable ordinary shares	0.01	0.03	0.02	0.00

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	Income tax – (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets/(liabilities) are presented below:

	March 31,
	2008	2009	2009
	RMB	RMB	US$
Deferred tax assets:
Accounts receivable	654,897	1,383,708	202,507
Non-current accounts receivable	—	312,337	45,711
Property, plant and equipment	393,804	335,286	49,069
Inventories	2,473,138	2,473,138	361,946
Others	430,714	462,698	67,716
	3,952,553	4,967,167	726,949
Deferred tax liabilities:
Deferred revenue	(162,500)	(97,500)	(14,269)
Property, plant and equipment	(571,855)	(222,900)	(32,622)
Intangible asset	(7,059,747)	(6,817,005)	(997,674)
	(7,794,102)	(7,137,405)	(1,044,565)
Net deferred tax liabilities	(3,841,549)	(2,170,238)	(317,616)

Classification on consolidated balance sheets:
Deferred tax assets
Current portion	1,006,111	1,846,406	270,223
Deferred tax liabilities
Non-current portion	(4,847,660)	(4,016,644)	(587,839)
	(3,841,549)	(2,170,238)	(317,616)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carry forwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that the deferred tax asset as of March 31, 2008 and 2009 is more likely than not to be realized and no valuation allowance needs to be made. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

As of April 1, 2007 and for the years ended March 31, 2008 and 2009, the Group did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	Income tax – (continued)

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000 (US$14,635). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of Beijing Jiachenhong and Guangzhou Nuoya for the calendar years from 2003 to 2008 are open to examination by the PRC state and local tax authorities.

19	Share-based compensation

On September 21, 2006, CSC Holdings adopted a share option scheme (the “Scheme”) whereby the directors of CSC Holdings are authorized, at their discretion, to offer any employee (including any director) of CSC Holdings options to subscribe for shares in CSC Holdings to recognize their contribution to the growth of CSC Holdings. Each option gives the holder the right to subscribe for one ordinary share of CSC Holdings. The Scheme is valid and effective for a period of ten years ending on September 21, 2016.

On September 21, 2006, CSC Holdings granted several directors and employees options to purchase a total of 100,000 ordinary shares of CSC Holdings at an exercise price of HK$450 (US$58) per share. The options will become vested as follows:

—	30% of options granted vest immediately on the date of grant;

—	another 30% vest immediately after 12 months from the date of grant; and

—	the remaining 40% vest immediately after 18 months from the date of grant.

All the options granted are exercisable by the grantees upon vesting and will expire on August 27, 2016. No options were exercised, cancelled or lapsed during the years ended March 31, 2007, 2008 and 2009.

The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model based on the following assumptions:

Fair value of shares on measurement date	HK$450 per share
Expected volatility	34.66% – 40.21%
Expected dividends	0%
Risk-free rate	1.83% – 2.19%

Up to the date of grant of the options, CSC Holdings’ shares were not publicly traded and did not have a quoted market price. As a result, for the purpose of share option valuation, the fair value of CSC Holdings’ shares was estimated based on the transaction price of a recent private placement of shares by a shareholder of CSC Holdings with unrelated third parties of HK$450 per share. The historical volatility of a combination of peer companies of similar nature and size was used to estimate the volatility of CSC Holdings’ shares. The Company uses historical data to estimate employee termination within the valuation model. The risk-free rate for periods within the contractual life of the options is based on the Hong Kong Exchange Fund Note in effect at the time of grant. Expected dividend yields are based on historical dividends. Changes in these subjective input assumptions could materially affect the fair value estimates.

The share options granted during the year ended March 31, 2007 have a weighted-average grant-date fair value of RMB62.6 per share option, and total grant-date fair value of RMB6,256,802.

Stock option activity during the years indicated is as follows:

	Number of share options	Weighted average exercise price		Weighted average remaining contractual term	Weighted average grant-date fair value
Balance at March 31, 2008 and 2009	100,000	HK$	450	7.5 years	RMB 62.6
Exercisable at March 31, 2009	100,000	HK$	450	7.5 years	RMB 62.6

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19	Share-based compensation – (continued)

The Company recognized share-based compensation expenses of RMB2,739,000, RMB3,190,791 and RMBNil (US$Nil) for the years ended March 31, 2007, 2008 and 2009, respectively, for share options granted, with a corresponding increase in additional paid-in capital. As of March 31, 2009, the options are fully vested and there is no unrecognized compensation cost. Upon completion of the Share Exchange on June 30, 2009, each share option of CSC Holdings was replaced by an option to acquire 35.73314 shares of CCBC at HK$450 per option. All such share options were exercised by the grantees on June 30, 2009. The replacement awards will be accounted for in the same manner as the awards that were replaced.

20	Net (loss)/income per share

The following table sets forth the computation of basic net (loss)/income per share:

	Year ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Basic net (loss)/income per share:
Net (loss)/income	(9,577,522)	117,010,232	20,694,575	3,028,667
Accretion to redeemable ordinary shares redemption value	(4,278,000)	(26,004,749)	(24,894,979)	(3,643,399)
Net (loss)/income attributable to ordinary shareholders	(13,855,522)	91,005,483	(4,200,404)	(614,732)
Denominator:
– ordinary shares	112,427,400	121,000,000	121,000,000
– redeemable ordinary shares	8,619,200	38,890,590	40,898,000
	121,046,600	159,890,590	161,898,000

Allocation of undistributed (loss)/income:
– ordinary shares	(12,868,931)	68,869,991	(3,139,315)	(459,441)
– redeemable ordinary shares	(986,591)	22,135,492	(1,061,089)	(155,291)
	(13,855,522)	91,005,483	(4,200,404)	(614,732)
Allocation of net (loss)/income (numerator):
– ordinary shares	(12,868,931)	68,869,991	(3,139,315)	(459,441)
– redeemable ordinary shares	3,291,409	48,140,241	23,833,890	3,488,108
	(9,577,522)	117,010,232	20,694,575	3,028,667
Basic net (loss)/income per share:
– ordinary shares	(0.11)	0.57	(0.03)	(0.00)
– redeemable ordinary shares	0.38	1.24	0.58	0.09

As of March 31, 2007, 2008 and 2009, there were 10,000,000 dilutive potential ordinary shares, being share options granted to the directors and executives of the Company. Diluted net income/(loss) per share for the years ended March 31, 2007 and 2009 is the same as basic net income/(loss) per share as the dilutive potential shares have an anti-dilutive effect on net income/(loss) per share.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20	Net (loss)/income per share – (continued)

Diluted net income per share for the year ended March 31, 2008 is computed as follows:

Year ended March 31, 2008
RMB
Denominator:
– ordinary shares (including 5,742,514 dilutive potential shares)	126,742,514
– redeemable ordinary shares	38,890,590
165,633,104
Allocation of undistributed income:
– ordinary shares	69,637,430
– redeemable ordinary shares	21,368,053
91,005,483
Allocation of net income (numerator):
– ordinary shares	69,637,430
– redeemable ordinary shares	47,372,802
117,010,232
Diluted net income per share:
– ordinary shares	0.55
– redeemable ordinary shares	1.22

21	Related party transaction

The principal related party transaction is as follows:

	Year ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Rental of properties	2,088,000	2,088,000	2,088,000	305,580

During the years ended March 31, 2007, 2008 and 2009, Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), a company under common control, leases a property to the Group under an operating lease for use as the Group’s cord blood bank, at an effective monthly rental of RMB174,000 (US$25,465). The lease runs for a period of ten years expiring in November 2014 and does not include contingent rentals.

22	Pension and other postretirement benefits

Pursuant to the relevant PRC regulations, Beijing Jiachenhong and Guangzhou Nuoya are required to make contributions for each employee at a rate of approximately 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for its employees. The total amount of contributions of RMB1,405,659, RMB2,440,977 and RMB3,724,448 (US$545,076) for the years ended March 31, 2007, 2008 and 2009, respectively, was charged to expense in the consolidated statements of operations. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Fair value disclosures

On April 1, 2008, the Group adopted SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value, as follows:

Level 1 —
Valuations are based on quoted market prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. Since valuations are readily and regularly available, valuation of Level 1 assets and liabilities does not require a significant degree of judgment.

Lever 2 —	Valuations are based on quoted prices for similar assets in active markets, or quoted prices in markets that are not active for which significant inputs are observable, either directly or indirectly.

The Group determined the fair value of the available-for-sale equity securities (see note 9) using quoted market prices based on the last trading value in the respective years. As the market in which those securities are traded is not considered active, Level 2 inputs are considered to be used in such valuations.

The Group determined the fair value of the structured deposit (see note 10) using inputs other than quoted prices that are observable for the asset, including interest rates and yield curves observable at commonly quoted intervals, which are considered Level 2 inputs.

Level 3 —
Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. The Group had no instruments which were valued using Level 3 inputs as of March 31, 2008 and 2009.

24	Business and credit concentrations

All of the Group’s customers are located in the PRC. Revenues from and gross accounts receivable due from customers are individually immaterial.

The Group purchases raw materials from a few major suppliers which are located in the PRC. The following are purchases from suppliers that individually comprise 10% or more of gross purchases in the respective years:

	Year ended March 31,
	2007		2008		2009		2009
	RMB	%	RMB	%	RMB	%	US$	%
Baite Medical Consumables Trading (Shanghai) Co., Ltd	—	—	7,900,000	36	4,425,000	22	647,602	22
Hangzhou Baitong Biological Technology Co., Ltd	1,680,000	19	3,250,982	15	3,380,710	17	494,769	17
Beijing Zhu You Ying Kang Technology Development Co., Ltd.	—	—	—	—	2,881,072	15	421,647	15
Beijing Probe Biological Technology Co., Ltd	—	—	—	—	2,181,000	11	319,191	11
Beijing Guangjishi Pharmaceutical Technology Development Co., Ltd	3,459,999	40	—	—	—	—	—	—
	5,139,999		11,150,982		12,867,782		1,883,209

Amounts due to the suppliers as of the respective balance sheet dates are individually immaterial.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Commitments and contingencies

(a)	Operating lease commitments

For the years ended March 31, 2007, 2008 and 2009, total rental expenses for obligations under operating leases were RMB2,088,000, RMB2,088,000 and RMB4,537,540 (US$664,072), respectively.

As of March 31, 2009 the total future minimum payments under non-cancellable operating leases are payable as follows:

	March 31, 2009
	RMB	US$
Fiscal year ending March 31,
2010	6,121,734	895,920
2011	5,808,960	850,146
2012	5,808,960	850,146
2013	5,808,960	850,146
2014	5,808,960	850,146
2015 and thereafter	55,171,920	8,074,451
Total payments	84,529,494	12,370,955

(b)	Capital commitments

Capital commitments for construction for new cord blood banks and purchase of machineries as of March 31, 2009 amounted to RMB1,954,375 (US$286,024).

(c)	Contractual commitments

During the year ended March 31, 2007, the Group entered into an agreement with an institution for the acquisition of in-process research and development related to the development of medicines for treatments which make use of cord blood stem cells. Under the agreement, the Group would engage the institution in further research and development until the issue of New Medicine Certificates by the authorities. The Company incurred RMB1,500,000 for the transfer and registration of part of the in-process research and development results during the year ended March 31, 2007. No further transfers were made during the years ended March 31, 2008 and 2009 and the transfers and registration of the remaining results are in progress. Commitments for the acquisition of the in-process research and development as of March 31, 2008 and 2009 under this agreement amount to RMB2,500,000 (US$365,877).

In June 2006, the Group entered into a co-operation agreement with the Peking University People’s Hospital (“PUPH”). Pursuant to the agreement, PUPH provides technical consultancy services to the Group in relation to the operation of a cord blood bank, in return for a fixed annual advisory fee of RMB2,000,000 (US$292,701). The agreement has a term of twenty years commencing in October 2006.

Guangzhou Nuoya has entered into a co-operation agreement with the Guangdong Women and Babies Medical Centre (“GWBM”). Pursuant to the agreement, GWBH provides technical consultancy services to the Group in return for an annual advisory fee of RMB700,000, which is subject to a 10% upward adjustment when the number of umbilical cord blood stored in Guangdong cord blood bank reached a pre-agreed level. The fee has been adjusted to RMB770,000 (US$112,690) per annum starting from October 2008. The agreement has a term of nineteen years commencing in September 2006.

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Commitments and contingencies – (continued)

As of March 31, 2009, the total future minimum payments under the co-operation agreements are payable as follows:

	March 31, 2009
	RMB	US$
Fiscal year ending March 31,
2010	2,770,000	405,392
2011	2,770,000	405,392
2012	2,770,000	405,392
2013	2,770,000	405,392
2014	2,770,000	405,392
2015 and thereafter	33,855,000	4,954,704
Total payments	47,705,000	6,981,664

26	Subsequent event

In August 2009, CCBC entered into agreements to exchange 3,506,136 of its newly issued ordinary shares for the remaining 24% of redeemable shares of the Company held by various institutional investors who previously elected not to participate in the Share Exchange, on terms substantially similar to those of the Share Exchange. Upon completion of such exchange, all the Company’s redeemable ordinary shares will be converted into ordinary shares of CCBC, which carry no redemption rights, and the Company will become a wholly owned subsidiary of CCBC. Upon completion of such exchange, the carrying amount of such non-controlling interest will be adjusted to reflect the change in CCBC’s ownership interest in the Company. Any difference between the fair value of the CCBC shares issued and the amount by which the noncontrolling interest is adjusted, together with any transaction costs incurred, will be recognized in equity attributable to CCBC.

27	Unaudited pro forma information

Pro forma net income per share

Holders of the Company’s redeemable ordinary shares have the right to require the Company to redeem such shares under certain conditions (note 14). The calculation of pro forma net income per share assumes the conversion of all redeemable ordinary shares which were outstanding as of March 31, 2009, into ordinary shares on a one-for-one basis as of the beginning of the period. The Company’s pro forma net income per share calculation for the year ended March 31, 2009 is as follows:

Pro forma basic net income per share

	RMB	US$
Numerator:
Net income	20,694,575	3,028,667
Denominator:
Weighted-average number of ordinary shares	121,000,000
Conversion of redeemable ordinary shares	40,898,000
	161,898,000
Pro forma basic net income per share	0.13	0.02

CHINA CORD BLOOD SERVICES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	Unaudited pro forma information – (continued)

Pro forma diluted net income per share

Pro forma diluted net income per share for the year ended March 31, 2009 is as follows:

	RMB	US$
Numerator:
Net income	20,694,575	3,028,667
Denominator:
Weighted-average number of ordinary shares	126,742,514
Conversion of redeemable ordinary shares	40,898,000
	167,640,514
Pro forma diluted net income per share	0.12	0.02